# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOMINARI HOLDINGS INC., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-22-083244
Filed by CIK 0001856536
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP, 1345 6th Avenue, New York, New York (NY), 10105, 212-393-4540

## Reporting persons
- Kyle Michael Wool (CIK 0001856536): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 58,262; shared voting power 1,912,585; sole dispositive power 58,262; shared dispositive power 1,912,585; aggregate amount beneficially owned 1,970,847 (28.01% of the class)
  Comment: (1) Of the 1,912,585 shares reported as beneficially owned with shared voting and dispositive power, 670,596 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu, Mr. Wool's spouse. Of the 58,262 shares reported as beneficially owned with sole voting and dispositive power, 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative.
  
  (2) Row (13) is calculated based on 7,037,022 shares of Common Stock of the Issuer outstanding, which includes 6,336,286 shares of common stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and 309,118 shares of Common Stock issued to Mr. Wool, 309,118 shares of Common Stock issued to Mr. Anthony Hayes and 82,500 shares of Common Stock issued to certain of the Issuer's employees on December 31, 2024.
- Soo Yu (CIK 0001933417): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,477; shared voting power 1,912,585; sole dispositive power 1,477; shared dispositive power 1,912,585; aggregate amount beneficially owned 1,914,062 (27.2% of the class)
  Comment: (1) Of the 1,912,585 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu and 670,596 shares are beneficially owned directly by Mr. Wool, Ms. Yu's spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.
  
  (2) Row (13) is calculated based on 7,037,022 shares of Common Stock of the Issuer outstanding, which includes 6,336,286 shares of common stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and 309,118 shares of Common Stock issued to Mr. Wool, 309,118 shares of Common Stock issued to Mr. Anthony Hayes and 82,500 shares of Common Stock issued to certain of the Issuer's employees on December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DOMINARI HOLDINGS INC.
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, New York (NY), 10022
Comment:
EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is filed to amend the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed on December 28, 2023 ("Amendment No. 2"), and as amended by Amendment No. 3 to Schedule 13D filed on December 28, 2023 ("Amendment No. 3" and collectively with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). This Amendment No. 4 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the "Reporting Persons." The Reporting Persons are husband and wife.
Residence or business address: The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: Mr. Wool is President of the Issuer, Chief Executive Officer of Dominari Financial, Inc. (the Issuer's financial services subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer's broker-dealer subsidiary) ("Dominari Securities"). Each of Mr. Wool and Ms. Yu also serve as a director on the board of directors of the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities, as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the "Employment Agreement"), to serve, initially, as a special projects manager and a registered brokerage representative of Dominari Securities, and she was subsequently promoted to Chief Operating Officer of Dominari Securities.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On December 31, 2024, Mr. Wool was granted 309,118 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer's board of directors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

The transaction giving rise to the filing of this Amendment No. 4 is the grant to Mr. Wool of 309,118 shares of Common Stock of the Issuer by the Compensation Committee of the Issuer's board of directors.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons have shared voting and dispositive power over 1,912,585 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 1,912,585 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 670,596 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member.
Number of shares as to which each person has sole or shared power to vote or dispose: Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 28.01% and 27.20%, respectively, of the outstanding Common Stock of the Issuer based on 7,037,022 shares of Common Stock of the Issuer outstanding, which includes 6,336,286 shares of common stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and 309,118 shares of Common Stock issued to Mr. Wool, 309,118 shares of Common Stock issued to Mr. Anthony Hayes and 82,500 shares of Common Stock issued to certain of the Issuer's employees on December 31, 2024.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 4, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1.01 - Employment Agreement, made and entered into as of April 3, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
https://www.sec.gov/Archives/edgar/data/12239/000121390023038233/f10q0323ex10-1_dominarihold.htm
Exhibit 1.02 - Amendment to Employment Agreement, made and entered into as of April 19, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
https://www.sec.gov/Archives/edgar/data/12239/000121390023038233/f10q0323ex10-2_dominarihold.htm
Exhibit 1.03 - Joint Filing Agreement, dated as of January 3, 2025, between the Reporting Persons.

## Signatures
- Kyle Michael Wool: /s/ Kyle Wool, Kyle Wool (01/03/2025)
- Soo Yu: /s/ Soo Yu, Soo Yu (01/03/2025)